UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN APPAREL, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

023850100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850100		SCHEDULE 13D/A

1	Name of Reporting Persons Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,400,800 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 3,400,800 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,800 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.3%

14	Type of Reporting Person* IN

* See Instructions

CUSIP No. 023850100	SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2010 (together, with this Amendment this “Schedule 13D”), on behalf of Ronald W. Burkle, an individual, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by Mr. Burkle that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended to add the following information:

The table below sets forth sales of the shares of the Common Stock by Mr. Burkle during the 60 days prior to January 20, 2011. All of such sales were effected, as indicated, in broker transactions on the American Stock Exchange.

Transactions Effected by Mr. Burkle

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
January 10, 2011	65,000	$1.6454
January 11, 2011	280,000	$1.6002
January 12, 2011	265,000	$1.5530
January 13, 2011	85,000	$1.5463
January 14, 2011	75,000	$1.5301
January 20, 2011	139,500	$1.3999

After giving effect to such transactions, Mr. Burkle may be deemed the direct beneficial owner of 3,400,800 shares of Common Stock as of January 20, 2011, which represent 4.3% of the Common Stock.(1)  Because Mr. Burkle ceased, effective January 12, 2011, to be a beneficial owner of more than 5% of the outstanding Common Stock, this is the final amendment to this Schedule 13D and an exit filing for Mr. Burkle.

(1) All calculations of percentage ownership in this Schedule 13D are based on 79,109,694 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, plus (ii) 1,129,576 shares of Common Stock sold by the Company on  December 1, 2010, as reported by the Company in its Current Report on Form 8-K filed with the SEC on December 2, 2010 (the “December 2, 2010 Company 8-K”), plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Company on November 26, 2010, as reported in the December 2, 2010 Company 8-K.

CUSIP No. 023850100	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2011

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle